CHINA VOICE HOLDING CORP.
327 Plaza Real, Suite 319
Boca Raton, Florida 33432

January 7, 2009

via EDGAR CORRESPONDENCE

Securities and Exchange Commission Division of Corporate Finance 100 F. Street N.E. Washington, D.C. 20549 Attention: Mr. John Harrington Mail Stop 3720

Re:	China Voice Holding Corp. Registration Statement on Form 10-12G Filed October 29, 2008 File No. 000-53366

Gentlemen:

     In connection with the filing of the above referenced Form 10, we have received various comments from the Staff of the Commission. We have responded to those comments in four amendments to the Registration Statement.

     I hereby represent and acknowledge to you on behalf of the Company that:

(i)     The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

(ii)     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Bill Burbank, Chief Executive Officer